UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G-A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comtex News Network Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

2-5914104 (CUSIP Number)

July 20, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 205914104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Addison Charitable Remainder Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization

North Carolina, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

(See Item 4)
6. Shared Voting Power

7. Sole Dispositive Power

(See Item 4)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

Less than 5% (closing filing) (See Item 4)
12.	Type of Reporting Person

OO

2

SCHEDULE 13G

CUSIP No. 205914104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Edwin R. Addison
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Citizenship or Place of Organization

North Carolina, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

(See Item 4)
6. Shared Voting Power

7. Sole Dispositive Power

(See Item 4)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

Less than 5% (closing filing) (See Item 4)
12.	Type of Reporting Person

IN

3

Item 1.	(a)	Name of Issuer

Comtex News Network, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

625 N. Washington St. Suite 301 Alexandria, VA 22314

Item 2.	(a)	Name of Persons Filing

Addison Charitable Remainder Trust Edwin R. Addison

	(b)	Address of Principal Business Office or, if none, Residence

1121 Pembroke Jones Drive Wilmington, NC 28405

	(c)	Citizenship

State of North Carolina, United States

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

205914104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable.

Item 8.	Identification and Classification of Members of the Group

Inapplicable.

Item 9.	Notice of Dissolution of Group

Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2006

Addison Charitable Remainder Trust

By:	/s/ Edwin R. Addison
Edwin R. Addison, Trustee

Edwin R. Addison

By:	/s/ Edwin R. Addison
Edwin R. Addison